SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CULLEN AGRICULTURAL HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

229894 100
(CUSIP Number)

Eric J. Watson Level 9 68 Shortland Street P.O. Box 91269 Auckland, New Zealand (706) 614-4931
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229894 100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric J. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER 15,881,148
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER 15,881,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,381,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 229894 100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cullen Inc Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,881,148
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,881,148
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,881,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 229894 100	SCHEDULE 13D	Page 4 of 10 Pages

This Schedule 13D is filed by Eric J. Watson (“Watson”) and Cullen Inc Holdings Ltd. (“Cullen Holdings”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Cullen Agricultural Holding Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 19,247,311 shares of Common Stock outstanding as of October 22, 2009.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 22 Barnett Shoals Road, Watkinsville, Georgia 30677.

Item 2.  Identity and Background.

Mr. Watson’s business address is Level 9, 68 Shortland Street, P.O. Box 91269, Auckland, New Zealand.  Mr. Watson has been Chief Executive Officer, Secretary, Treasurer and a member of the Board of Directors of the Issuer since its inception.

Cullen Holdings’ business address is Level 9, 68 Shortland Street, P.O. Box 91269, Auckland, New Zealand.

Neither Watson nor Cullen Holdings has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Watson nor Cullen Holdings has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Watson is a citizen of New Zealand.  Cullen Holdings is a New Zealand company.

Item 3.  Sources of Funds.

In June 2007, in connection with its formation, Triplecrown Acquisition Corp. (“Triplecrown”), the Issuer’s predecessor, sold 11,500,000 shares of its common stock (“Initial Shares”) to its founders at a purchase price of approximately $0.002 per share.  Summit Trust, a trust established for the benefit of Mr. Watson’s family, purchased 6,630,000 of such shares at such time for aggregate purchase price of $13,260. Summit Trust used its working capital for such purchase.

In September 2007, Triplecrown’s board of directors authorized a dividend to the founders of one warrant to purchase one share of Triplecrown’s common stock for each outstanding share of Triplecrown’s common stock held by such founder (“Initial Warrants”).  Accordingly, Summit Trust acquired 6,630,000 of such Initial Warrants at such time.  Summit Trust expended no funds to acquire such warrants.

CUSIP No. 229894 100	SCHEDULE 13D	Page 5 of 10 Pages

On October 25, 2007, simultaneously with its initial public offering, Triplecrown sold 5,000,000 warrants, each to purchase one share of Triplecrown’s common stock, to certain of its initial stockholders at a purchase price of $0.60 per warrant (“Insider Warrants”).  Watson purchased 2,500,000 of such warrants at such time for an aggregate purchase price of $1,500,000.  Watson used his personal funds for such purchase.

On October 22, 2009, the Issuer consummated a business combination (the “Merger”) with Cullen Agricultural Technologies, Inc. (“Cullen Agritech”), as contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of September 4, 2009, as amended, among Triplecrown, the Issuer, CAT Merger Sub, Inc. (“Merger Sub”), Cullen Agritech and Cullen Holdings.  Prior to the Merger, the Issuer was a wholly owned subsidiary of Triplecrown, Merger Sub was a wholly owned subsidiary of the Issuer and Cullen Holdings was the sole stockholder of Cullen Agritech.  Pursuant to the Merger, (i) Triplecrown merged with and into the Issuer with the Issuer surviving as the new publicly-traded corporation and (ii) Merger Sub merged with and into Cullen Agritech with Cullen Agritech surviving as a wholly owned subsidiary of the Issuer.

Upon completion of the Merger, Cullen Holdings, which is beneficially owned and controlled by Watson, was issued 15,881,148 shares of the Issuer’s Common Stock in exchange for its equity interest in Cullen Agritech (“Merger Shares”).  In addition, all of the outstanding securities of Triplecrown were automatically converted into like securities of the Issuer.  Accordingly, in connection with the Merger:

•
Summit Trust was issued 6,630,000 shares of the Issuer’s Common Stock upon conversion of its Initial Shares (which shall hereinafter continue to be referred to as Initial Shares).  However, as required by the terms of the Merger Agreement, Summit Trust immediately surrendered all 6,630,000 of its Initial Shares to the Issuer for no consideration and such shares were canceled.

•
Summit Trust was issued 6,630,000 warrants, each to purchase one share of the Issuer’s Common Stock, upon conversion of its Initial Warrants (which shall hereinafter continue to be referred to as Initial Warrants).

•
Watson was issued 2,500,000 warrants, each to purchase one share of the Issuer’s Common Stock, upon conversion of his Insider Warrants (which shall hereinafter continue to be referred to as Insider Warrants).

Neither Summit Trust, Cullen Holdings nor Watson expended any funds at such time to acquire the Merger Shares, Initial Shares, Initial Warrants or Sponsors’ Warrants.

CUSIP No. 229894 100	SCHEDULE 13D	Page 6 of 10 Pages

Also in connection with the Merger, the warrant agreement governing the Triplecrown warrants, including the Initial Warrants and the Insider Warrants (all of which became Issuer warrants upon the completion of the Merger), was amended to (i) increase the exercise price of the warrants from $7.50 per share to $12.00 per share, (ii) extend the expiration date of the warrants from October 21, 2012 to October 21, 2013 and (iii) increase the price at which the stock must trade for the warrants to be called for redemption from $13.75 per share to $17.00 per share.  The Insider Warrants became exercisable upon completion of the Merger.  The Initial Warrants will not become exercisable until the last sales price of the Issuer’s Common Stock exceeds $13.75 per share for any 20 trading days within any 30-trading day period beginning January 20, 2010.

Item 4.  Purpose of Transaction.

Watson and Cullen Holdings acquired the shares of Common Stock described in this Schedule 13D for investment purposes.

Watson may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Watson holds Initial Warrants to purchase 6,630,000 shares of Common Stock, which are not currently exercisable and will not become exercisable within 60 days, and Insider Warrants to purchase 2,500,000 shares of Common Stock, which are currently exercisable.

At the date of this Schedule 13D, neither Watson nor Cullen Holdings, except as set forth in this Schedule 13D, and consistent with Watson’s position as Chief Executive Officer, Secretary, Treasurer and a member of the Board of Directors of the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 229894 100	SCHEDULE 13D	Page 7 of 10 Pages

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Watson is the beneficial owner of 18,381,148 shares of the Issuer’s Common Stock, representing 15,881,148 shares of Common Stock held by Cullen Holdings and 2,500,000 shares of Common Stock issuable upon exercise of the Insider Warrants held directly by Watson.  Watson is the beneficial owner of 84.5% of the Issuer’s outstanding Common Stock.  Watson has shared voting and dispositive power over the 15,881,148 shares of Common Stock held by Cullen Holdings and sole voting and dispositive power over the 2,500,000 shares of Common Stock issuable upon exercise of the Insider Warrants.  The foregoing amounts do not include 6,630,000 shares of Common Stock issuable upon the exercise of Initial Warrants that are not currently exercisable and will not become exercisable within 60 days.

Cullen Holdings is the beneficial owner of 15,881,148 shares of Common Stock.  Cullen Holdings is the beneficial owner of 82.5% of the Issuer’s outstanding Common Stock.  Cullen Holdings has shared voting and dispositive power over the 15,881,148 shares of Common Stock.

In the past 60 days, Watson and Cullen Holdings effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Initial Warrants, including the 6,630,000 Initial Warrants beneficially owned by Summit Trust, are held in escrow under an escrow agreement with Continental Stock Transfer & Trust Company, pursuant to which such securities will not be released from escrow until one year after the Merger (except (i) to an entity’s beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death or (iv) pursuant to a qualified domestic relations order).

CUSIP No. 229894 100	SCHEDULE 13D	Page 8 of 10 Pages

The holders of the majority of the Initial Warrants and the holders of the majority the Insider Warrants (or underlying shares) each will be entitled to make up to two demands that the Issuer register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with Triplecrown in connection with its initial public offering (which became an obligation of the Issuer as a consequence of the Merger). The holders of the majority of the Initial Warrants can elect to exercise these registration rights at any time commencing nine months after the completion of the Merger. The holders of a majority of the Insider Warrants (or underlying shares) can elect to exercise these registration rights at any time. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

To provide a fund to secure the indemnification obligations of Cullen Holdings to Triplecrown against losses that the surviving entity of the Merger may sustain as a result of (i) the inaccuracy or breach of any representation or warranty made by Cullen Agritech in the Merger Agreement or any schedule or certificate delivered by it in connection with the Merger Agreement and (ii) the non-fulfillment or breach of any covenant or agreement made by Cullen Agritech in the Merger Agreement, an aggregate of 1,588,114 shares of the Issuer’s Common Stock (approximately 10% of the Merger Shares) were placed in escrow (with an independent escrow agent), which shares will be canceled to the extent that Triplecrown has damages for which it is entitled to indemnification. The escrow will be the sole remedy for Triplecrown for its rights to indemnification pursuant to the merger agreement. Claims for indemnification may be asserted against the escrow by Triplecrown once its damages exceed a deductible and will be reimbursable to the full extent of the damages in excess of such amount up to a maximum of the escrowed shares. Claims for indemnification may be asserted until the 30th day after the date Issuer has filed with the SEC its Annual Report on Form 10-K for the year ending December 31, 2010 (but in any event no later than April 16, 2011).

Pursuant to a lock-up agreement, dated September 4, 2009, Cullen Holdings has agreed that it will not sell any of the 15,881,148 shares of the Issuer’s Common Stock it received in the Merger until October 22, 2010.

Item 7.  Material to be filed as Exhibits.

1.
Form of Securities Escrow Agreement between Triplecrown, Continental Stock Transfer & Trust Company and the founders of Triplecrown (incorporated by reference to Exhibit 10.13 of Amendment No. 2 to Triplecrown’s Registration Statement on Form S-1, as amended (SEC File Nos. 333-144523 and 333-146850) filed on September 24, 2007).

CUSIP No. 229894 100	SCHEDULE 13D	Page 9 of 10 Pages

2.
Form of Registration Rights Agreement among Triplecrown and the founders of Triplecrown (incorporated by reference to Exhibit 10.15 of Amendment No. 2 to Triplecrown’s Registration Statement on Form S-1, as amended (SEC File Nos. 333-144523 and 333-146850) filed on September 24, 2007).

3.
Form of Escrow Agreement by and among Cullen Holdings, the Issuer, and Continental Stock Transfer & Trust Company (incorporated by reference to Annex E of the Issuer’s Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on October 14, 2009).

4.	Form of Lockup (incorporated by reference to Annex J of the Issuer’s Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on October 14, 2009).

5.	Joint Filing Agreement, dated as of October 30, 2009, by and among Eric J. Watson and Cullen Inc Holdings Ltd.

CUSIP No. 229894 100	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 30, 2009

/s/ Eric J. Watson
Eric J. Watson

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
Name: Eric J. Watson
Title: Authorized Signatory